Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of BioLargo, Inc. on Form S-8 (File No. 333-153193) of our report dated March 31, 2015, appearing in the Annual Report on Form 10-K of BioLargo, Inc. for the year ended December 31, 2014.

Our report dated March 31, 2015 contains an explanatory paragraph that states the Company has suffered recurring losses, negative cash flows from operations and has limited capital resources and a net stockholders’ deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

Irvine, California

March 31, 2015